UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Solutions, Inc.
(Name of Subject Company (Issuer))
Carlyle Credit Solutions, Inc.
(Name of Filing Person (Offeror and Issuer))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Justin V. Plouffe
President and Chief Executive Officer
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4940
December 19, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 19, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 1,865,960 shares of its common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of December 31, 2024 or a later date determined by the Company if the Offer is extended (the "Valuation Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to update Item 12 of Schedule TO to include a press release announcing the extension of the Offer, which was set to expire at 11:59 p.m., Eastern Time, on January 17, 2025, has now been extended to expire at 11:59 p.m., Eastern Time, on January 21, 2025. The Valuation Date has not been extended. A copy of the press release is attached hereto as Exhibit (a)(5)(i). Only those items amended are reported in this Amendment No. 1. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 1 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

Item 12. Exhibits.
Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(i)     Press Release issued on January 14, 2025.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CARLYLE CREDIT SOLUTIONS, INC.
By:    /s/ Joshua Lefkowitz
Name:    Joshua Lefkowitz
Title:    Chief Compliance Officer and Secretary
Dated: January 14, 2025

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Forms of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.*
(a)(1)(v)	Form of Promissory Note.*
(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.*
(a)(5)(i)	Press Release issued on January 14, 2025
107	Filing Fee Table*
_____________

* Previously filed on December 19, 2024 as an exhibit to the Schedule TO.

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